Exhibit 10.1

STATE OF MAINE
PUBLIC UTILITIES COMMISSION
AMENDED
STIPULATION

December 21, 2007

VERIZON NEW ENGLAND, INC.	Docket No. 2007-67
D/B/A VERIZON MAINE, ET AL.
Request for Approval of Affiliated Interest
Transaction and Transfer of Assets of
Verizon’s Property and Customer Relations
to be Merged with and into
FairPoint Communications, Inc.

PUBLIC UTILITIES COMMISSION	Docket No. 2005-155
Investigation into New Alternative Form of
Regulation for Verizon Maine Pursuant to
35-A M.R.S.A. §9102-9103

     Verizon New England Inc., d/b/a Verizon Maine (“Verizon New England”), Northern New England Telephone Operations Inc. (“Telco”), Enhanced Communications of Northern New England Inc. (“Newco”), Northland Telephone Company of Maine, Inc., Sidney Telephone Company, Standish Telephone Company, China Telephone Company, Maine Telephone Company, and Community Service Telephone Co. (the latter six being referred to as the “FairPoint Maine Telephone Companies”), the Maine Office of the Public Advocate, the Intervenors who have signed this Stipulation and the Advocacy Staff (“Staff”) of the Maine Public Utilities Commission (“Commission”) hereby agree and stipulate as follows:
I. PURPOSE
     The purpose of this Stipulation is to settle (except as provided explicitly herein) all issues in this proceeding, to avoid further proceedings on those issues and to expedite the Commission’s consideration and resolution of the proceedings. The provisions agreed to herein have been reached as a result of information gathered through review of the Applicants’ prefiled testimony and exhibits, both formal and informal discovery, testimony presented at hearings before the Commission, the Examiner’s Report and discussions and negotiations among the parties.
II. PROCEDURAL BACKGROUND
     On January 31, 2007, the Joint Applicants filed an application seeking issuance of a Commission order granting any and all approvals and authorizations required for the transfer of Verizon New England’s local exchange and long distance businesses and the long distance businesses of certain affiliated companies of Verizon New England to FairPoint Communications, Inc. (“FairPoint”), the commencement of the provision of regulated telephone utility services by Telco and Newco, the discontinuance of regulated telephone utility service by Verizon New England and certain ancillary transactions.
     The Commission docketed the submission as Docket No. 2007-67, assigned the case to a Hearing Examiner and appointed Advisory Staff and Advocacy Staff. The Hearing Examiner issued a Notice of Proceeding, Procedural Order and Notice of Opportunity to Intervene on February 2.
     The following parties filed timely petitions to intervene and were granted intervention status: the Office of the Public Advocate (OPA); Communication Workers of America (CWA) and International Brotherhood of Electrical Workers (IBEW) Locals 2320, 2326, and 2327, and IBEW System Council T-6 (collectively Labor); the Eastern Maine Labor Council, AFL-CIO1; the CLEC Coalition (Mid-Maine Communications, Oxford Networks, and Pine Tree Networks); Biddeford Internet Corporation d/b/a Great Works Internet (GWI); One Communications (One); Cornerstone Communications, LLC; XO Communications Services, Inc.; Level 3 Communications, LLC; the Telephone Association of Maine (TAM); Pine Tree Telephone and

Telegraph Company; Saco River Telegraph and Telephone Company; Oxford Telephone Company, Oxford West Telephone Company, Oxford County Telephone Service Company and Revolution Networks, all d/b/a as Oxford Networks; Mid Maine Communications; Lincolnville Telephone Company; Tidewater Telecom, Inc.; Unitel, Inc.; U.S. Cellular Corporation; and the Department of Education and the Maine State Library.
     On March 12, James Cowie, lead participant in a complaint docket dealing with Verizon’s alleged participation in the National Security Agency’s warrantless domestic wiretapping and data collection program, requested discretionary intervenor status in this case. The Hearing Examiner, on March 28, approved discretionary intervention, but limited Complainants’ participation to argument regarding the need to and means of preserving the Commission’s jurisdiction over the existing claims against Verizon in Docket No. 2006-274.
     Technical Conferences were held on June 7, 8 and 12, 2007 to allow Advisory Staff and Intervenors the opportunity to perform discovery on FairPoint’s and Verizon’s joint application, prefiled testimony and responses to data requests. Additional Technical Conferences were held on August 9 and 10, 2007 covering to the prefiled testimony and data responses of Intervenor witnesses.
     On September 10 and 11, 2007, a Settlement Conference was held in Portland, to which all parties were invited. The parties attending the Settlement Conference included: FairPoint, Verizon, the MPUC Advocacy Staff, the Office of the Public Advocate, GWI, and One Communications. This Stipulation is a product of a process that began at this time.
     On July 24, 2007, Level 3 notified the Commission that it was withdrawing its petition to intervene and that it approved the proposed transaction without conditions. On October 10, TAM advised the Commission it had entered into a settlement agreement with FairPoint and its

[1]	Due to the limited information in the Eastern Maine Labor Council’s (Council) petition to intervene regarding how this proceeding would have a direct and substantial impact on it, the Council was granted discretionary intervention pursuant to Section 721 of Chapter 110.

members were satisfied that their issues related to the merger had been resolved. TAM also advised that it supported merger approval as it related to TAM’s membership’s issues.
     Three well-attended public witness hearings were conducted during the month of September: September 18 in Fort Kent, with remote locations in Houlton and Presque Isle; September 20 in Bangor, and September 25 in Portland.
     Evidentiary Hearings on the FairPoint, Verizon, and Intervenor filed testimony were conducted October 2-5 and 10. Briefs were filed on November 2, 2007. The Examiner’s Report was issued on November 26, 2007 and Exceptions were filed on December 3, 2007.
     During November and December, meetings and discussions occurred that culminated in the negotiation of this Stipulation.
     In Docket No. 2005-155 (Verizon Maine AFOR) an Examiner’s Report in the form of a draft Commission order was released on May 9, 2007, addressing, among other things, Phase I issues related to Verizon Maine’s revenues, expenses and earnings under a traditional, rate-of-return mode of Commission regulation. During the period for writing exceptions, the Public Advocate and Verizon Maine discussed their differences with respect to the Examiner’s Report that resulted in the filing of an Amended Stipulation, approved by the Commission by Order dated October 3, 2007. The Amended Stipulation reached no final decision on the merits of the issues but had the effect of staying for a time any final Commission decision.
III. STIPULATION PROVISIONS
     The Parties to this Stipulation agree and recommend that the Commission order as follows:
1. Approval of Application. The Parties to this Stipulation agree that the Joint Application and accompanying exhibits filed on January 31, 2007, and the approvals and authorizations requested therein, satisfy the applicable statutory criteria and should be granted by the Commission, by an order that approves, accepts and adopts this Stipulation and all of the provisions thereof.
2. Specific Approvals and Authorizations. The granting of the Joint Application shall include all authorizations, approvals, and findings requested in the Joint Application and the accompanying exhibits, including the following:
A.	The reorganizations that result from Verizon New England’s transfer of its assets, liabilities and customer relationships relating to its local exchange, intrastate toll and exchange access operations in Vermont, New Hampshire and Maine to Telco, a subsidiary of Verizon New England, as more fully described in more fully described in a Distribution Agreement between Verizon Communications and Spinco dated January 15, 2007, are consistent with the interests of the utilities’ ratepayers and investors and shall be approved pursuant to 35-A M.R.S.A. § 708.

B.	The reorganizations that result from NYNEX Long Distance, BACI, and VSSI’s transfer of their accounts receivable, liabilities and customer relationships relating to their long-distance operations in Maine, New Hampshire and Vermont to Newco, a direct wholly-owned subsidiary of Spinco, through a series of intermediate transfers, are consistent with the interests of the utilities’ ratepayers and investors and shall be approved pursuant to 35-A M.R.S.A. § 708.

C.	The reorganizations that result from Verizon New England’s transfer of the stock in Telco to Spinco through a series of intermediate transfers, such that Telco will become a direct, wholly-owned subsidiary of Spinco, are consistent with the interests of the utilities’ ratepayers and investors and shall be approved pursuant to 35-A M.R.S.A. § 708.

D.	The reorganizations that result from Verizon Communications’ distribution of the stock of Spinco directly to the shareholders of Verizon Communications, such that Spinco (and therefore Telco and Newco) no longer will be subsidiaries of Verizon Communications, are consistent with the interests of the utilities’ ratepayers and investors and shall be approved pursuant to 35-A M.R.S.A. § 708.

E.	The reorganizations that result from Spinco’s merger with and into FairPoint immediately following the distribution of the Spinco stock, are consistent with the interests of the utilities’ ratepayers and investors and shall be approved under 35-A M.R.S.A. § 708.

F.	The transfer of assets of Verizon New England to Telco shall be authorized pursuant to 35-A M.R.S.A. § 1101.

G.	The discontinuance of service by Verizon New England shall be approved pursuant to 35-A M.R.S.A. § 1104.

H.	The furnishing of service by Telco and Newco, is declared to be required by public convenience and necessity and shall be approved pursuant to 35-A M.R.S.A. §§ 2102 & 2105.

I.	FairPoint and the individual Operating Subsidiaries shall be authorized to file initial schedules of rates, terms and condition conforming to the current schedules for local rates, terms and conditions of Verizon New England, Inc., which are presently on file with the Commission.

J.	The provisioning of services and facilities between Telco and affiliated interests of Telco pursuant to the Verizon Cost Allocation Manual (CAM) on a temporary basis until completion of review of a permanent CAM and contracts with affiliated interests in accordance with Section III(3)(E)(8) of this Stipulation, shall be authorized pursuant to 35-A M.R.S.A. § 707.

K.	Such other authorizations and approvals as are necessary to effectuate the transaction shall be granted.
3. Conditions of Approval. In addition to the approvals and authorizations set forth above, the Parties further agree to the following terms and conditions of approval:
     A. Financial Conditions:
     1. Capital Expenditures/Dividend Restriction. During the three years following the Closing Date, FairPoint shall make, on average, annual capital investments in Maine in the following minimum amounts:

First Year:	$48,000,000.00
Average of First Two Years:	$48,000,000.00
Average of First Three Years:	$47,000,000.00
To assure investment in the network occurs as projected by FairPoint, total dividend payments by FairPoint to its common shareholders following the two year anniversary of the closing will be reduced the following year by the amount in which the annual average capital expenditures made in Maine over the two years is less than $48 million, and dividends paid in the year following the three year anniversary will be reduced by the amount in which the annual average capital expenditures over the three-year period is less than $47,000,000.
     2. Further Dividend Restrictions.
     (a) Beginning with the first full quarterly dividend paid after the closing of the Merger, FairPoint shall reduce its aggregate annual dividends payable on common stock (currently $1.59 per share) by 35% which is effectively an annual reduction of approximately $49.7 million from current projected levels after the Merger. FairPoint shall not be allowed to subsequently increase its per share dividend until this limitation is terminated pursuant to paragraph 4.
     (b) FairPoint shall not declare or pay any dividend on the common stock of FairPoint following the end of any three consecutive fiscal quarters during which the Leverage Ratio exceeds 5.50 (reduced to 5.0 at and after the fifth full calendar quarter following the Closing Date) or the Interest Coverage Ratio is less than 2.25. FairPoint shall use funds that would otherwise be available to pay dividends but for this restriction to first repay outstanding borrowings under its revolving credit agreement and second to prepay Term Loan borrowings (unless the loan agreements require a different order of payment) until such repayments reduce the debt as of the end of the last respective quarter such that the Leverage Ratio is reduced to 5.5 or 5.0, respectively. (There will not be any limitation on dividends paid during the first two full fiscal quarters following the closing beyond the reduction agreed to in paragraph 2(a).)
     (c) FairPoint shall limit the cumulative amount of payments of dividends on its outstanding common stock (excluding the first two full quarterly dividend payments after the closing) to not more than the cumulative adjusted free cash flow (before dividends) generated from and after the Closing Date.
     (d) The conditions in paragraphs (b) and (c) will not be effective until the third full fiscal quarter following the closing, to be consistent with the proposed credit agreement. For all purposes in this Stipulation Leverage Ratio shall be defined as the ratio of Total Indebtedness to Adjusted EBITDA. In calculating the Leverage Ratio, for purposes of this Stipulation, FairPoint shall use the outstanding gross debt amount reduced by any available cash balance, provided that the amount of cash netted against gross debt shall be no more than $25 million. The definitions of Total Indebtedness and Adjusted EBITDA shall be the same as those contained in FairPoint’s current loan documents and as modified by the terms of the new loan documents.

     3. Debt Reduction. Beginning in the first quarter of 2009, FairPoint agrees to pay the higher of $35,000,000 annually, or 90% of annual Free Cash Flow, to be applied equally in each fiscal quarter, towards the permanent reduction of the principal amount of the Term Loan. Free Cash Flow is defined as the cash flow remaining after all operating expenses, interest payments, tax payments, capital expenditures, dividends and other routine cash expenditures have occurred. (For the first full year of operations, this calculation would include all adjustments permitted by the current and the new loan documents.)
     4. Termination of Financial Conditions. The requirements and conditions in paragraphs 2(a), (b) & (c) and 3, above, shall terminate upon FairPoint achieving a Leverage Ratio of 3.5 for any three consecutive fiscal quarters, provided that if within two years of the end of such three consecutive fiscal quarters achieving the Leverage Ratio of 3.5, the Leverage Ratio exceeds 4.0 for any three consecutive quarters, the limitations and conditions in paragraphs 2(a), (b) & (c) and 3 will become effective and remain effective until the earlier of five years after the end of such three consecutive fiscal quarters achieving a Leverage Ratio of 3.5 or ten years after the closing date. In any event, the limitations and conditions in paragraphs 2(a), (b) & (c), 3 and 4 shall terminate no later than ten years after the closing date. (For the purpose of clarity, if over the ten year period FairPoint does not achieve the Leverage Ratio of 3.5 for three consecutive quarters, the limitations and conditions remain in effect over the entire ten year period.)
     It is noted by the Parties to the Stipulation that FairPoint’s Discovery Model as adjusted to reflect the conditions in the Stipulation indicates that FairPoint is expected to achieve the Leverage Ratio of 3.5 by 2011. The parties’ consideration of the model scenarios provided by FairPoint does not indicate agreement with the model itself or the model scenarios.

     5. Working Capital Adjustment. Verizon will provide at or before closing a contribution to Spinco that will increase Spinco’s working capital in the amount of $235.5 million in addition to the amount specified for working capital in the Distribution Agreement as of the date hereof. FairPoint shall use $235.5 million to repay permanently (or otherwise not incur), not later than 30 days after the closing of the Merger, the Term Loan or the Spinco Securities issued or incurred at closing. In addition, Verizon agrees it will not offset against the required working capital contribution any portion of the $12,000,000 commitment Verizon incurred by way of a stipulation with the OPA in the pending Verizon Maine AFOR proceeding (Docket No. 2005-155) to deploy additional broadband services prior to the closing. Verizon has agreed to incur the full $12,000,000 obligation to expand DSL services pursuant to the Stipulation in Docket No. 2005-155 prior to the closing of Merger (or to leave the balance of monies not incurred in escrow for FairPoint to complete the project) and will not seek reimbursement from FairPoint.
     In addition, within 30 days of closing Verizon will make a one-time cash contribution in the amount of $2.5 million to the ConnectME Authority in furtherance of the Authority’s statutory objectives.
     B. DSL Commitment:
     FairPoint shall expand DSL Availability in Maine to reach the 83% addressability of Maine access lines within two years of the closing of the Merger.
     As part of a comprehensive resolution of all issues pending in this Docket and in Docket No. 2005-155 (the Verizon Maine AFOR proceeding), FairPoint agrees that during the 5-year period beginning upon closing, FairPoint shall spend not less than an additional $40,000,000 (in excess of the $12,000,000 expenditure by Verizon pursuant to the Amended Stipulation approved in Docket No. 2005-155 and the estimated $17,550,000 expenditure by FairPoint in implementing the two-year DSL deployment plan submitted to the Maine PUC as part of its filings in Docket No. 2007-67) for the purchase and installation of equipment and related infrastructure necessary to further expand the availability of broadband services to locations in Maine, with the goal of attaining 90% DSL addressability by the end of the five year period. FairPoint further agrees that by the end of the five-year period it will reach 82% overall addressability for FairPoint access lines in UNE Zone 3. To the extent that the goal of attaining 90% DSL addressability is not achieved by the end of such five-year period, FairPoint shall make additional investment as necessary to achieve such goal. To the extent any of the $40,000,000 is not expended by the end of the five year period, FairPoint shall contribute the unexpended funds to the ConnectME Authority. During the five year period under this paragraph, FairPoint shall file quarterly reports with the Commission regarding its broadband deployment activities containing the type of information required of Verizon under Section 3 of the Amended Stipulation of August 8, 2007 in Docket No. 2005-155.
     FairPoint agrees that any of the facilities constructed with funds derived from either the $17,500,000 or $40,000,000 committed by FairPoint or the $12,000,000 committed by Verizon, as referenced in the preceding paragraph, that are part of the incumbent local exchange carrier (ILEC) network shall be made available to competitors as Unbundled Network Elements (UNEs) to the same extent that “legacy” ILEC network facilities are required to be made available on a UNE basis.
     Further, the parties hereby request that the PUC direct that any money spent by FairPoint on equipment and infrastructure for the expansion of broadband services within the UNE-3 zones shall not be expended for customer locations currently served or publicly scheduled to be served within 12 months by broadband providers funded by the ConnectME Authority in order to ensure the success of the broadband initiative of the ConnectME Authority and the public policy underlying such initiative, and that the Commission shall retain the authority to and shall review the effect of such restrictions on broadband construction to ensure that any competitive limitations continue to serve the public policy objectives of the ConnectME Authority, the Commission and the State of Maine and to revise these provisions in accordance with its findings.
     FairPoint agrees that at the time of closing, FairPoint will maintain all prices and speeds offered by Verizon for broadband Internet access service, including the provision of standalone DSL service, and that standalone DSL service shall continue to be available for a period of two years following closing and at a month-to-month price not to exceed $37 per month. FairPoint will not increase the prices for broadband services for two years following closing provided the Commission does not seek to alter, amend or reduce any of FairPoint’s prices for services that are subject to the Commission’s regulation. All promotional rates offered by Verizon will be evaluated by FairPoint on a regular basis and are subject to modification; provided that FairPoint will adhere to all terms and conditions of Verizon’s $15 per month “for life” rate for 768 kbs access speeds to existing subscribers to this offer at closing. In addition, FairPoint shall not increase its monthly rates for basic (768 kbs) DSL service (“DSL Light”) beyond the monthly rates currently offered by Verizon ($15 for a two year contract, $18 for a one year contract) for a period of two years following closing.
     C. AFOR Settlement:
As part of a comprehensive resolution of all issues pending in this Docket and in Docket No. 2005-155, upon closing, FairPoint shall adopt in Maine all currently effective rates of Verizon, and the current provisions of the Verizon Maine AFOR shall be applicable to FairPoint, provided that FairPoint shall be subject to the Service Quality Index (“SQI”) as set forth in Attachment 1 to this Stipulation. Effective August 1, 2008, FairPoint shall implement reductions to the monthly rate caps for basic residence and business service under the adopted Verizon Maine AFOR by an amount determined by dividing $18,000,000 by Telco’s March 31, 2008 access lines for basic residence and business service (excluding access lines packaged in any bundle of service and business Centrex or special contracts services), divided by 12. The current AFOR as adopted by FairPoint (including the reduced cap and the mutual stayout on initiating any rate of return-based earnings investigation) shall remain in effect for a period of 5 years after August 1, 2008. This provision, as well as FairPoint’s commitment on DSL above, shall be in full and complete settlement of all outstanding issues in the pending Verizon Maine AFOR proceeding, Docket No. 2005-155, Phases I and II, and shall not constitute precedent with respect to the issue of any revenue requirement issue, including but not limited to the imputation of yellow page directory revenues, in determining the revenue requirement of FairPoint-Maine, which may be raised and addressed in a future general rate proceeding subsequent to the expiration of the five-year term of the adopted FairPoint AFOR described above.
     D. Labor Matters:
     Verizon shall not be required to waive the six-month no-hire provision in the Employee Matters Agreement.
     FairPoint has already agreed in the Employee Matters Agreement to honor existing collective bargaining agreements with respect to matters that are within FairPoint’s control, and is willing to extend such agreements on generally the same conditions in the current agreements for a period of at least two years. These conditions would include plans that mirror all compensation and benefit plans, including medical and retirement benefits. In addition, FairPoint will offer employment to the Verizon employees being laid off in the Bangor wireless call center pursuant to a written agreement with Verizon.
     E. Additional Matters:
     1. FairPoint will adhere to its commitments on retail rates and treatment of wholesale customers, as set forth in its Brief in this Docket. Furthermore, FairPoint agrees to the following Recommended Conditions in the Examiner’s Report to the extent indicated:

V-D-4 (ER, p. 121) — FairPoint agrees
V-D-5 (ER, p. 122) — FairPoint agrees
V-D-6 (ER, p. 122) — FairPoint agrees
V-D-7 (ER, p. 122) — FairPoint agrees
V-D-8 (ER, p. 122) — FairPoint agrees
VI-B-2 (ER, p. 191) — FairPoint agrees
VI-B-5 (ER, p. 191) — FairPoint agrees
VIII-3 (ER, p. 246) — FairPoint agrees
VIII-6 (ER, p. 246) — FairPoint agrees
XIII-3 (ER, p. 252) — FairPoint agrees
ETC(ER, p. 254) — FairPoint agrees
X-2 (ER, p. 262) — FairPoint agrees
V-D-3 (ER, p. 121) — FairPoint agrees (provided agreements are submitted for information only)
VI-B-4 (ER, p. 191) — FairPoint agrees (provided PUC establishes criteria after approval, which assure compensation for only claims with significant merit)
VI-C-3 (ER, p. 218) — FairPoint agrees (provided FairPoint has ability to request modification of statewide rates condition in the future)
The limitations indicated above represent FairPoint’s position, but are not resolved by this Stipulation. The extent to which the limitations are adopted shall be decided by the Commission on the basis of the arguments in the Briefs and Exceptions of the Parties in this proceeding.
     2. FairPoint will cause Telco to continue to offer to residential and business retail customers a local exchange, stand-alone basic service. Telco will not seek Commission approval for an increase in Maine basic exchange rates to take effect during the five-year AFOR period following the Closing Date, and the OPA agrees not to seek a reduction to such rates to take effect during such period.
     3. To the extent that a final and non-appealable federal court order determines that the Commission may proceed with its investigation in Docket No. 2006-274, relating to allegations that Verizon New England participated in an alleged foreign intelligence program of the National Security Agency involving customer records, Verizon New England agrees that it will not rely upon this transaction as a basis to contest the jurisdiction of the Commission to conduct such investigation consistent with the terms of the Court’s order.
     4. FairPoint has agreed to a third party monitor for the Transition Services Agreement cutover process, pursuant to scope of work established by state commissions, to be paid for by FairPoint.
     5. FairPoint agrees to provide monthly reports to the Commission beginning immediately to provide the staffing status for FairPoint’s northern New England service area, with particular emphasis on adequacy of technical skills for workers being placed in new positions due to any significant departure of experienced staff in the period six months before, to six months after, close of the transaction. The report shall include training plans and progress associated with bringing workers in new technical positions up to adequate skill levels.
     6. FairPoint agrees to provide the PUC after closing with the financial information reporting as recommended in the Examiner’s Report.
     7. FairPoint agrees that upon closing Telco will adopt the Cost Allocation Manual of Verizon New England (Verizon CAM) and shall comply with said Verizon CAM with respect to the allocation and assignment of costs between Telco and its affiliates. Telco shall not be required to submit written agreements regarding the provision of services for the Commission’s approval under 35-A M.R.S.A. § 707 until six months after closing, provided that Telco complies with the Verizon CAM. Within six months after the closing, Telco will submit for the Commission’s approval under Section 707 all proposed agreements between Telco and its affiliates for the provision of services. At that time, Telco shall also submit for the Commission’s review its proposed, amended CAM for use in the future (which may consist of a proposed continuation of the Verizon CAM). The proposed CAM shall include all policies, procedures, and agreements governing services provided between and among FairPoint affiliates, in a manner consistent with

35-A M.R.S.A. § 713. Such CAM shall assure that cost of developing the FairPoint systems used to replace the Verizon systems by Cutover are appropriately allocated to Telco and that adequate compensation is provided to Telco by any other FairPoint affiliates that might use these systems or any of Telco’s facilities. FairPoint reserves the right to take the position upon submission of the CAM that there should be a single CAM effective for all three states. FairPoint’s submission shall also include a detailed budget pro forma of charges to and from affiliates for the three-state operation (and the individual states), for 2008, including the actual cost basis for the charge at its originating location. FairPoint shall provide a copy of its submission to the Office of the Public Advocate.
     8. FairPoint agrees that for one year following cutover, and for any period thereafter during which the Leverage Ratio exceeds 4.0 for three consecutive quarters, FairPoint will not consummate any business acquisition with a transaction value of the acquired business in excess of $100 million without Commission approval, unless FairPoint requests and is granted an exemption from approval of the acquisition under 35-A M.R.S.A. § 708. This condition shall be effective for three years following closing. Nothing in this provision shall limit the Commission’s jurisdiction to review and approve reorganizations as set forth under Maine law.
     9. FairPoint agrees to provide near-final drafts of the debt agreements no later than one month prior to close to the Commission for the information of the Commission. To the extent the drafts define “Total Indebtedness” and “Adjusted EBITDA” in a manner different than the definition of those terms in Section A(2), FairPoint shall call such differing definitions to the attention of the Commission in its filing. FairPoint will assure that said debt agreements do not provide for the guaranty of said debt by any of its Maine ILEC operating companies or for securing said debt by a security interest in the assets of said ILEC operating companies.

     10. In the first general rate case for Telco, Telco’s rates may not reflect higher capital costs based on FairPoint’s potentially higher risk level and potentially higher average weighted cost of capital, and ratepayers shall be held harmless from capital costs that exceed Verizon’s average weighted cost of capital.
     11. FairPoint agrees that it will conduct an analysis of whether there are potential benefits of seeking a waiver of the “parent trap” rule. If the analysis shows potential benefits and FairPoint does not pursue such a waiver, FairPoint shall provide the PUC with an explanation of its decision.
     12. Recommended Conditions in Examiner’s Report Not Resolved by Stipulation. The adoption of the following Recommended Decisions, as well as the issues referred to in the following paragraph, are not resolved by this Stipulation and will be decided by the Commission on the basis of the arguments in the Briefs and Exceptions of the Parties in this proceeding, subject to the understanding that FairPoint’s objection on the last two recommendations as stated in its Exceptions is modified as indicated below:
VI-B-3 (ER, p. 191) — (suspension of cutover)
VI-C-4 (b) (ER, p. 218) — (separate DSL subsidiary)

XIII-1 (ER, p. 252) — (waiver of FCC price cap rules). FairPoint has requested waiver and will inform PUC of FCC’s decision and its plans if waiver is denied.
XIII-2 (ER, p. 252) — (access and SLC rate freeze). FairPoint agrees only to 3-year cap on rates for special access circuits.
     13. Wholesale Issues Not Resolved by Stipulation. The wholesale issues in this proceeding (Group III-A) are not resolved by this Stipulation and will be decided by the Commission on the basis of the arguments in the Briefs and Exceptions of the Parties in this proceeding. .
     14. FairPoint represents and warrants that it has not entered into any separate undisclosed agreements with Verizon which conflict with this Stipulation,

including any agreement by which FairPoint compensates Verizon or Verizon compensates FairPoint with respect to any of the provisions of this Stipulation.
IV.	PROCEDURAL PROVISIONS
1.	Timing and Conditions: The Stipulation shall be approved without modification or additional condition and on a timely basis to permit closing on January 31, 2008 (assuming receipt of other applicable regulatory approvals).

2.	Record. The record on which the Commission may base its determination whether to accept and approve this Stipulation shall consist of this Stipulation, all documents provided by in the form of prefiled testimony and exhibits and responses to data requests in this proceeding, the transcript of any hearing that was or may be held on this Stipulation, all exhibits introduced at any such hearing, and any other material furnished by Staff to the Commission, either orally or in writing, at the time of the Commission’s consideration of this proceeding.

3.	Non-Precedential Effect. The Stipulation shall not constitute an admission by an executing party of any factual or legal issue or matter, nor be considered legal precedent, and neither this document nor the settlement discussions that led to it shall be used as evidence in any proceeding unrelated to the enforcement of this Stipulation, nor shall it preclude a party from raising any issues in any future proceeding or investigation on similar matters subsequent to this proceeding.

4.	Stipulation as Integral Document. This Stipulation represents the full agreement between all parties to the Stipulation and rejection of any part of this Stipulation constitutes a rejection of the whole and the Stipulation shall thereafter be null and void.

5.	The parties executing this Stipulation agree not to (i) propose that the Commission require any condition at variance with those expressly provided for or allowed by this Stipulation in connection with the approval of the Merger or modify any condition contained herein, or (ii) directly or indirectly support the request by any other party or intervenor to require the imposition of any further condition or the modification of any condition.
6.	The parties to this Stipulation agree to devote their best efforts towards approval of the proceeding on the terms set forth herein and each party agrees not to take any actions in any forum that would reasonably appear to contradict or diverge from the terms set forth in this Agreement. In the event that the Merger does not close or this Stipulation and its terms are not adopted by the Commission in their entirety and without modification, this Stipulation and all of the terms and conditions contained herein shall be null and void.

7.	Immediately prior to the Merger closing, Verizon, Spinco and FairPoint shall amend their transaction agreements to the extent required to reflect the applicable terms expressly set forth herein.

     WHEREFORE, the parties have caused this Stipulation to be duly executed in their respective names by their representatives as of the date first above written, each being fully authorized to do so.

FOR VERIZON NEW ENGLAND, NEWCO, AND TELCO:	FOR FAIRPOINT MAINE TELEPHONE COMPANIES:

/s/ Donald W. Boecke	/s/ Joseph Donahue

Printed Name: Donald W. Boecke	Printed Name: Joseph Donahue

FOR THE MAINE OFFICE OF THE PUBLIC ADVOCATE:	FOR THE MPUC ADVOCACY STAFF:

/s/ Wayne Jortner	/s/ Andrew S. Hasler

Printed Name: Wayne Jortner	Printed Name: Andrew S. Hasler

FOR	FOR

Printed Name:	Printed Name:

FOR	FOR

Printed Name:	Printed Name:

FOR	FOR

Printed Name:	Printed Name:

2007-67
Amended Stipulation
Attachment 1
     As part of a comprehensive resolution of all issues pending in this Docket and in Docket No. 2005-155, upon closing, FairPoint shall adopt in Maine an SQI based substantially on the current SQI provisions of the Verizon Maine AFOR.
     FairPoint’s SQI shall differ from the current Verizon Maine AFOR SQI in the following details:
1.	The “Dial Tone Speed” and “% blocked calls” metrics shall be eliminated from the SQI.

2.	The “Duration of Res. Outages” metric as proposed in AFOR and Merger Examiners Reports in 2005-155 and 2007-67 shall be added to the SQI. This metric is based on ARMIS data and reflects the average outage duration for a residential customer.

3.	Penalties: the base penalty provision contained in the original SQI shall be retained: i.e., the base penalty shall be 1/100 X (annual perf. — benchmark/benchmark) X 75,000,000, up to the existing AFOR penalty provision limit of $1.135 million per metric. If FairPoint has failed to achieve its performance benchmark for a given metric in two or more consecutive years, beginning after July 1, 2008, the SQI penalty for that metric shall be the base penalty for that metric multiplied by a multiplier equal to the number of consecutive years that penalty has been missed.

4.	Ramp up: FairPoint shall not be subject to the current benchmarks for a two year ramp up period following closing for three specific metrics: (1) the “Customer Trouble Reports per 100 lines,” (2) “Res. Trouble reports not Cleared in 24 hours,” and (3) “Duration of Res. Outages” metrics. To establish the benchmarks during the ramp-up years, the difference between Verizon’s 2006-2007 performance for each of these metrics and the corresponding benchmark will be equally apportioned to the Verizon’s 2006-2007 performance for each year of the ramp-up period so that each benchmark reaches historic levels for the third year of the AFOR (2010-2011). See example below for benchmark calculation. For the “Duration of Res. Outages” metric, the difference between Verizon’s performance (based on ARMIS data) for 2006 (or the last year it is available) and the benchmark goal of 17.5 hours will be equally apportioned in the same fashion as described for the other two metrics. Penalties during the ramp-up period for these three metrics would be no different than other metrics.
Sample benchmark calculation for “Res. Trouble reports not Cleared in 24 hours:”
Verizon’s 2006/2007 Performance = 41.00%
Benchmark = 21.10%
Difference = 41.00 — 21.10 = 19.9 divided by 3 yrs =6.63% per year
41.00 — 6.63 = 34.37% Benchmark for 2008/2009
34.37 — 6.63 = 27.74% Benchmark for 2009/2010
27.74 — 6.63 = 21.10% Original benchmark for 2010/2011